Exhibit 97.1

TDH HOLDINGS, INC.

Clawback Policy

November 22, 2023

This TDH Holdings, Inc. Clawback Policy (“Policy”) applies to all Executive Officers (as defined below) of TDH Holdings, Inc. (“Company”).

This Policy shall be effective as of October 2, 2023, the Effective Date of Rule 5608 of the Nasdaq Stock Exchange’s listing standards (the “Effective Date”).

Definitions

For purposes of this Policy, the following definitions will apply:

“Board” means the Company’s Board of Directors.

“Committee” means the Compensation Committee of the Company’s Board of Directors.

“Excess Compensation” means any amount of Incentive-Based Compensation Received by an Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated financial information or properly calculated financial measure. Excess Compensation shall be calculated on a pre-tax basis.

“Executive Officer” means the Company’s president; chief executive officer, principal financial officer; principal accounting officer (or controller); vice presidents; or any other officer or person who performs a policy-making function, including executive officers of the issuer’s parent(s) or subsidiaries”) during any portion of the performance period of the Incentive-Based Compensation.

“Incentive-Based Compensation” means any non-equity incentive plan awards, bonuses paid from a bonus pool, cash awards, equity or equity-based awards, or proceeds received upon sale of shares acquired through an incentive plan; provided that, such compensation is granted, earned, and/or vested based wholly or in part on the attainment of a financial performance measure, as determined in accordance with Section 10D of the Exchange Act and the Nasdaq Stock Exchange listing standards (the “Clawback Rules”). Incentive-Based Compensation does not include any salaries, discretionary bonuses, non-equity incentive plan awards earned upon satisfying a strategic measure or operational measure (e.g., completion of a project), or equity equity-based awards that are not contingent on achieving any financial reporting measure (e.g., time vested stock options, restricted stock or restricted stock units).

“Lookback Period” means the three (3) completed fiscal years immediately preceding the earlier of the date on which (a) the Board or appropriate committee concludes or reasonably should have concluded that an accounting restatement is required or (b) a regulator directs a restatement.

“Received” means any Incentive-Based Compensation that is received during the fiscal year in which the applicable financial reporting measure upon which the payment is based is achieved, even if payment or grant of the Incentive-Based Compensation occurs after the end of such period.

Clawback Due to Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, the Committee or the Board shall require reimbursement or forfeiture (“clawback”) of any Excess Compensation Received by any Executive Officer (current or former) during the applicable Look-Back Period, regardless of whether the Executive Officer engaged in misconduct or was otherwise directly or indirectly responsible, in whole or in part, for the accounting restatement. Covered accounting restatements include those that either (a) correct an error in a previously issued financial statement that is material to such previously issued financial statement or (b) correct an error that is not material to a previously issued financial statement but would result in a material misstatement if left uncorrected in a current report or the error correction was not recognized in the current period.

In the event the Committee or the Board cannot determine the Excess Compensation from the information in the accounting restatement or from the recalculated financial measure, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement or recalculation. Such determination will be final and binding.

Clawback Method

The Committee or the Board may determine, in its sole discretion, the method for the clawback of any amounts due under this Policy, which may include, without limitation direct payment from the Executive Officer, recovery over time, the forfeiture or reduction of future pay or awards, or any other method that will provide for recovery within a reasonable manner and without undue delay. The Company may enter into deferred payment plans with Executive Officers to effectuate clawback to avoid unreasonable economic hardship. Any amounts due under this Policy may be deducted as an offset from amounts due to the Executive Officer from the Company, except to the extent such set-off is prohibited by law or would violate Section 409A of the Internal Revenue Code of 1986, as amended and the regulations thereunder.

The Committee or the Board thereof shall not be required to seek to clawback amounts due under this Policy if such clawback would be impracticable, violate home country laws, and/or involve tax qualified retirement plans, as determined by the Committee or the Board in accordance with the Clawback Rules. Any determination that clawback is not required shall be documented by the Committee or the Board.

General

The Company shall not indemnify any Executive Officer against the loss of any covered compensation as a result of the application of this Policy.

This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any employees that is required pursuant to any statutory repayment requirement (regardless of whether implemented at any time prior to or following the adoption or amendment of this Policy), including Section 304 of the Sarbanes-Oxley Act of 2002. Any amounts paid to the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 shall be considered in determining any amounts recovered under this Policy.

The terms of this Policy shall be binding and enforceable against all Executive Officers subject to this Policy and their beneficiaries, heirs, executors, or other legal representatives. If any provision of this Policy or the application of such provision to any Executive Officer shall be adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Policy, and the invalid, illegal or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision (or the application of such provision) valid, legal or enforceable.

To the extent the Clawback Rules require recovery of Incentive-Based Compensation in additional circumstances beyond those specified above, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Company to recover Incentive-Based Compensation to the fullest extent required

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